UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA to accelerate D1 integration

Management identifies opportunities to accelerate integration, improve go-to-market strategy and boost synergies

São Paulo, February 15, 2022 – ZENVIA Inc. ("ZENVIA" or "Company") (NASDAQ: ZENV), a customer experience communications platform that empowers businesses to create unique journeys for their end-customers along their life cycle, announces that it will accelerate the D1 integration, improving its go-to-market strategy and boosting synergies. Zenvia’s management believes that speeding up platform and team integrations will allow the Company to better serve its enterprise clients, which have been demanding highly customized end-to-end customer journey solutions.

As a result and to seize such opportunities, the Company and its wholly-owned subsidiary, Zenvia Mobile Serviços Digitais S.A. (“Zenvia Brazil”), and former shareholders of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. — Direct One (“D1”) agreed to certain new terms of the previously disclosed agreement regarding the acquisition of D1 (“Original Agreement”).

The new agreement provides that Zenvia will pay to certain former D1 shareholders an aggregate amount of R$ 164 million in three fixed installments (“Fixed Installments”), of which (i) R$ 94 million to be paid in on the date hereof, (ii) R$ 30 million by February 28, 2022, and (iii) R$ 40 million by March 31, 2023. Such Fixed Installments shall substitute the previously agreed earn-out installments payable on the Original Agreement, which were estimated to amount to R$ 231 million in aggregate.

In addition, as of this date, Fernando Jorge Wosniak Steler resigned from his position as a member of Zenvia’s board of directors. Mr. Steler will also stand down from his position as D1 CEO, and will help, alongside other members of D1’s senior management to facilitate the transition process, which is expected to take up to 180 days.

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical, and impersonal interactions into highly scalable, digital first and hyper contextualized experiences across the customer journey. ZENVIA's unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication, and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA’s shares are traded on Nasdaq, under the ticker ZENV.

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Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control.

Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Contacts

Investor Relations Shay Chor Fernando Schneider ir@zenvia.com	Media Relations – Danthi Comunicações Carla de Azevedo | (+55 21) 99361-1422 | carla@danthicomunicações.com.br Gabriel Martins | (+55 21) 98388-4801 | gabriel@danthicomunicações.com.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 15, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer